Grupa Hotelowa

08003481

Warsaw, 2008-05-21.

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

„ORBIS" SA - Biuro Zarządu
Kancelaria
Wysłano 21 MAJ 2008
L. dz. . . . .

SEC
Mail Processing
Section

MAY 30 2008

Washington, DC
101

OSA/AH/68/2008

Ref.: 82-5025

SUPPL

Dear Sirs,

Please find enclosed the text of the Current report No.11/2008.
Best regards

Marcin Szewczykowski

Member of the Management Board

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XII Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
kapitał zakładowy: 92.154.016 zł
(wpłacony w całości),
NIP 526-025-04-69.
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
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PROCESSED
JUL 03 2008
THOMSON REUTERS

Current report no. 11/2008
May 15, 2008.

Subject: Annual General Meeting of Shareholders

The Management Board of "Orbis" S.A., with its registered address in Warsaw, at 16 Bracka street, registered in the District Court for the Capital City of Warsaw, XII Commercial Division, National Court Register (KRS) Register of Business Operators 0000022622, share capital: PLN 92,154,016 (paid up in full), tax identification number NIP 526-025-04-69, informs that the Annual General Meeting of "Orbis" S.A. Shareholders is hereby convened for June 19, 2008, at 11:30 a.m. in the corporate headquarters of the Company at 16 Bracka street in Warsaw, Poland, with the following agenda:

1. Opening of the General Meeting of Shareholders and election of its Chairperson.
2. Confirming that the General Meeting of Shareholders has been properly convened and that is capable of adopting valid resolutions.
3. Election of the ballot counting committee.
4. Adopting the agenda for the meeting.
5. Presentation of written reports of the Supervisory Board on the results of its evaluation of:
    a) financial statements of "Orbis" S.A. for the financial year 2007 and the Directors' Report as well as the motion of the Management Board concerning the distribution of profit for the year 2007,
    b) consolidated financial statements of the "Orbis" Group for the financial year 2007 and the Directors' Report.
6. Examination and approval of the Directors' Report on the operations of "Orbis" S.A. for the financial year 2007.
7. Examination and approval of the financial statements of "Orbis" S.A. for the financial year 2007.
8. Adopting a resolution concerning distribution of profit for the financial year 2007.
9. Adopting a resolution concerning examination and approval of the consolidated financial statements of the "Orbis" Group and the Directors' Report on the operations of the "Orbis" Group for the financial year 2007.
10. Adopting a resolution concerning granting a vote of discharge to members of the Management Board in respect of performance of their duties as members of the Board in the financial year 2007.
11. Adopting a resolution concerning granting a vote of discharge to members of the Supervisory Board in respect of performance of their duties as members of the Board in the financial year 2007.
12. Adopting a resolution concerning amendment of § 6 and § 13 section1 1 of the Company's Statutes.
13. Closing the General Meeting of Shareholders.

The Management Board hereby informs that participation in the General Meeting of Shareholders shall be conditional upon depositing registered share deposit certificates with the Company at the latest one week prior to the General Meeting of Shareholders. Registered share deposit certificates shall be deposited in the „Orbis" S.A. Head Office at 16 Bracka street in Warsaw, Poland (stand next to the reception desk on the ground floor) from 10:00 a.m. till 4:00 p.m. until June 11, 2008.

In accordance with Article 407 § 1 of the Polish Partnerships and Companies' Code, the list of shareholders who are entitled to participate in the General Meeting of Shareholders shall be displayed in the Head Office of the Company at 16, Bracka street in Warsaw, Poland, room no 109 (I floor), for three business days before the General Meeting is due to be held.

Shareholders may take part in the General Assembly either personally or through a proxy. Representatives of corporate shareholders should present up-to-date excerpts of court registers which contain the list of persons authorized to represent the company. Representatives whose names are not listed in the said excerpts as persons authorized to represent their company as a single person shall submit a power of attorney signed by persons authorized to represent the said company.

Members of the Management Board and employees of Orbis S.A. may not act as proxies at the General Meeting of Shareholders.

Acting pursuant to Article 402 § 2 of the Polish Partnerships and Companies' Code, the Management Board hereby appends the content of the planned amendments to the Company's Statutes:

1) § 6 which has the following wording:

"The Company's core business shall consist in:

1) organization and servicing of domestic and international tourism (63.30.A),
2) coordination, organization and servicing of congresses, conventions, symposia, conferences, exhibitions and other special events along with additional services (74.84.A),
3) provision of hotel lodging and catering services and provision of ancillary services (55.11.Z),
4) agency services in the area of booking and sale of carriage documents by Polish and foreign carriers in domestic and international travel as well as organization of transportation by all means of transport (63.30.C),
5) provision of transport services, including lease of transport vehicles, and organization of transportation by own transport vehicles (60.23.Z),
6) provision of transport vehicle repair services (50.20.A),
7) operating cashier outlets offering sale and purchase of foreign tender (67.13.Z),
8) advertising and publishing activities, both in Poland and abroad (74.40.Z),
9) foreign trade operations, in particular in the areas related to the Company's core business (51.70.B),
10) sale of domestic and foreign products and goods (52.63.Z),
11) provision of services and conducting business operations in the area of training, investment and information technology (80.42.Z),
12) provision of banking services within the limits of a license (65.22.Z),
13) organization and running of gambling games and lotteries (92.71.Z),
14) provision of insurance services within the limits of licenses and authorizations (67.20.Z),
15) provision of customs agency services within the limits of a license (63.40.C),
16) lease of non-residential premises (70.20.Z),
17) management of foreign hotels within the framework of hotel management systems operated by the Company (70.32.B)."

shall be replaced by the following wording:

"The Company's core business shall consist in:

1) activities of travel agencies, offices and tour operators, other booking assistance activities and related services,
2) activities related to organization of fairs, exhibitions and congresses,
3) hotels and other longing units,
4) provision of catering services,
5) other services related to booking, not elsewhere classified,
6) other land passenger transport, not elsewhere classified,
7) maintenance and repair of motor vehicles, except for motorcycles,
8) activities auxiliary to other financial intermediation, not elsewhere classified, except for insurance and pension funds,
9) advertising agencies,
10) other publishing activities,
11) non-specialized wholesale activities,
12) retail sale in non-specialized stores with food, beverages or tobacco predominating,
13) other non-school education, not elsewhere classified,

14) other monetary intermediation,
15) gambling and betting activities,
16) other non-property and property insurance,
17) activities of other transport agencies,
18) letting and management of own or leased real estate,
19) management of real estate on a fee basis."

2) A new subsection 3a shall be added in § 13 section 11 of „Orbis" S.A. Statutes in a wording as follows hereinbelow:

„3a) acquisition by the Company of shares or interest in other commercial companies, regardless of the value of such shares or interest,".

Below we append the current wording of § 13 section 11:

"11. The following actions of the Management Board shall require a prior consent of the Supervisory Board:

1) acquisition or sale of real property, title to perpetual usufruct or share in a real property of a net value in excess of PLN 50 million (fifty million zlotys), as well as executing another transaction including sale, acquisition, credit facility and guaranty of a net value in excess of PLN 50 million (fifty million zlotys); in case of transactions with a net value exceeding the amount of PLN 30 million (thirty million zlotys), the material terms and conditions of the transaction must be presented to the Supervisory Board after the said transaction is executed,
2) (deleted)
3) transfer by the Company of shares or interest in the Company's subsidiaries, irrespective of the value of such shares or interest, transfer by the Company of shares or interest in other companies, where the transaction value exceeds PLN 30,000,000 (say: thirty million zlotys) as well as granting consent for the acquisition or transfer by a Company's subsidiary of shares or interest in other companies, where the transaction value exceeds PLN 30,000,000 (say: thirty million zlotys),
4) concluding an agreement with a chartered auditor,
5) all actions affecting the Company's share capital, including issue of shares, options, as well as issue of debt instruments, including, but not limited to, bonds and convertible bonds as well as redemption of shares,
6) approval of plans and the Company's development strategies prepared by the Management Board as well as its annual budgets, including annual capital expenditure and investment plans,
7) preparation and launching schemes relating to employee participation in the Company's profits, including plans relating to issue of options for the Company's shares as well as material amendments to collective employment agreements binding in the Company as well as major changes in social policy pursued by the Company,
8) proposals pertaining to distribution of the dividend."

END